FORM U-3A-2

File No. 69-35

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a) Wisconsin Public Service Corporation is a utility company and was incorporated on July 17, 1883 under the laws of the state of Wisconsin and has its principal executive office at 700 North Adams Street, P. O. Box 19001, Green Bay, Wisconsin 54307-9001. The total assets of Wisconsin Public Service at December 31, 2000 were $1,503,246,000, or 53.4% of the assets of WPS Resources. WPS Resources' equity in net income for the year 2000 was $70,370,000. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, transmission, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 395,000 electric customers and 235,000 gas customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provided wholesale electric service to 15 communities. About 95% of operating revenues in the year 2000 were derived from Wisconsin customers, and 5% from Michigan customers.

Subsidiaries of Wisconsin Public Service consist of the following:

i) WPS Leasing, Inc. is a nonutility company and was incorporated on September 21, 1994 under the laws of the state of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2000 were $12,765,000 or 0.85% of the assets of Wisconsin Public Service. The 2000 Wisconsin Public Service equity interest in net income was $(104,787). The principal business of WPS Leasing is to participate in the financing of specific utility projects.

ii) Wisconsin Valley Improvement Company of which Wisconsin Public Service owns 26.9% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefited power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Total assets of Wisconsin Valley Improvement at December 31, 2000 were $818,000, or .05% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income for Wisconsin Valley Improvement for the year 2000 was $21,000, or .03% of the total net income of Wisconsin Public Service. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

iii) Wisconsin River Power Company of which Wisconsin Public Service owns 66.88% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at the principal executive offices of WPS Resources. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River. The energy output is sold in equal parts to three companies which previously owned equal proportions of all outstanding stock of Wisconsin River Power. Our share of total assets of Wisconsin River Power at December 31, 2000 were $10,834,000, or .72% of the assets of Wisconsin Public Service. Wisconsin Public Service's equity in net income for Wisconsin River Power for the year 2000 was $1,059,000, or 1.5% of the total net income of Wisconsin Public Service. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

(1) Lakes Development Corporation is a nonutility company incorporated on November 9, 1990 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. Wisconsin River Power owns 100% of the capital stock of Lakes Development Corporation. Lakes Development owns and operates recreational facilities on hydro lands.

iv) WPS Investments, LLC is a nonutility company incorporated on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. Wisconsin Public Service owns 100% of WPS Investments. The principal business of WPS Investments is to hold the investment in American Transmission Company obtained by transferring the transmission assets of Wisconsin Public Service to American Transmission Company. At December 31, 2000, WPS Investments has a 12.1% interest in American Transmission Company.

(1) American Transmission Company LLC is a utility company incorporated on June 12, 2000 under the laws of the state of Wisconsin. Its principal offices are located at N16W23217 Stone Ridge Drive, Waukesha, WI 53188. The principal business of American Transmission Company is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various related subsidiaries. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company.

v) ATC Management Inc. is a utility company incorporated on June 12, 2000 under the laws of the state of Wisconsin. Its principal offices are located at N16W23217 Stone Ridge Drive, Waukesha, WI 53188. ATC Management is the corporate manager of American Transmission Company LLC.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Statistics set forth in the answer to this item are as of December 31, 2000.

a) Wisconsin Public Service Corporation owns and operates electric properties comprising an integrated system of production, transmission, and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and Weston, Wisconsin) with a total rated capacity of 886,900 kilowatts ("kw"); a 41.2% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which Wisconsin Public Service operates and owns jointly with Wisconsin Power and Light Company and Madison Gas and Electric Company, with a rated capacity of 500,000 kw (Wisconsin Public Service's share is 206,200 kw); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,075,000 kw (Wisconsin Public Service's share is 342,000 kw); a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 333,000 kw (Wisconsin Public Service's share is 105,800 kw); combustion turbines of 46,300 kw and 19,800 kw, respectively, south of Wausau, Wisconsin; two combustion turbines of 40,800 kw and 40,400 kw and a 68% share in a combustion turbine of 75,500 kw (Wisconsin Public Service's share is 51,340 kw) owned jointly with Marshfield Electric and Water Department and operated by Wisconsin Public Service, all located near Marinette, Wisconsin; 15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 52,900 kw; a 4,100 kw diesel plant at Eagle River, Wisconsin; a 3,900 kw diesel plant at Ashwaubenon, Wisconsin; and a 174,700 kw peaker plant through a purchased power agreement with DePere Energy Center, LLC in De Pere, Wisconsin.

Transmission and distribution facilities owned by Wisconsin Public Service include 57 transmission substations, 110 distribution substations, and approximately 21,601 route miles of transmission and distribution lines. Wisconsin Public Service is interconnected with Wisconsin River Power Company, has 17 interconnections in Wisconsin for purposes of power pooling (Wisconsin Power and Light Company and Madison Gas and Electric Company), and 25 interconnections (23 in Wisconsin and 2 in Michigan) with nonaffiliated neighboring utilities, principally for the purpose of sharing reserve capacity and for emergencies. Wisconsin Public Service also has 19 interconnections to serve 5 neighboring municipal and cooperative utilities. Wisconsin Public Service also has 6 distribution system interconnections to serve 5 neighboring municipal and cooperative utilities.

Gas facilities include approximately 5,454 miles of main, 70 gate and city regulator stations, and 219,478 services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

b) ATC Management Inc. is the corporate manager of American Transmission Company and owns no utility assets.

c) Wisconsin River Power Company owns and operates the 20,000 KW Petenwell and 15,000 KW Castle Rock hydroelectric plants. Both facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin. All electric energy produced is sold at the plant sites which are wholly within the state of Wisconsin, and no electric energy is delivered to or received by it outside of the state of Wisconsin. Wisconsin River Power sold 176,748,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2000.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit D hereto.)

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

Not Applicable.

LIST OF EXHIBITS
Exhibit A-1	Balance Sheet at December 31, 2000, of Wisconsin Public Service Corporation.

Exhibit A-2	Income Statement and Statement of Retained Earnings of Wisconsin Public Service Corporation for the year ending December 31, 2000.

Exhibit A-3

Balance Sheet at December 31, 2000, and Statements of Income and Surplus Accounts of Wisconsin River Power Company for the year ended December 31, 2000. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit B	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit D	Statement showing sales for the calendar year 2000 of electric energy and gas by Wisconsin Public Service Corporation and Wisconsin River Power Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2001.

WISCONSIN PUBLIC SERVICE CORPORATION

/s/ D. P. Bittner
D. P. Bittner
Senior Vice President and Chief Financial Officer

(CORPORATE SEAL)

Attest: /s/ B. J. Wolf
B. J. Wolf
Secretary and Manager - Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

B. J. Wolf, Secretary
Wisconsin Public Service Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001